UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 7, 2022, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Announces Positive Study Results with SCI-210, a Cannabidiol-Based Treatment for Epilepsy.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-266047, File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by SciSparc Ltd. on December 7, 2022 titled “SciSparc Announces Positive Study Results with SCI-210, a Cannabidiol-Based Treatment for Epilepsy.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: December 7, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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